SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

30 April 2013

BP first quarter 2013 results

BP today announced its financial results for the first quarter of 2013. Underlying replacement cost profit for the quarter was $4.2 billion, compared to $3.9 billion in the fourth quarter and $4.7 billion in the first quarter of 2012.

Operating cash flow in the quarter was $4.0 billion, compared with $3.4 billion in the first quarter of 2012. BP announced a quarterly dividend of 9 cents a share, to be paid in June.

Bob Dudley, BP Group Chief Executive, said: "These strong first quarter results demonstrate the progress BP is making in delivering the performance milestones that support our 10-point plan and underpin our commitment to material operating cash flow growth by 2014.

"The early completion of the sale of our interest in TNK-BP has also allowed us to begin a share buy-back programme which we expect to return up to $8 billion to our shareholders and reflects the reduction in BP's asset base following our divestment programme over the past three years."

The buy-back programme is expected to be executed over 12-18 months. As of 26 April, BP had bought back 120 million shares for a total amount of $834 million, including fees and stamp duty. BP intends to retain the balance of the cash received from the TNK-BP transaction to reduce net debt as part of its commitment to maintaining a strong balance sheet.

BP completed the sale of its interest in TNK-BP to Rosneft on 21 March, for a total consideration of $27.5 billion in cash and Rosneft shares. BP now holds a total 19.75% interest in Rosneft. The 11 days of earnings from Rosneft in the first quarter of 2013 is estimated at $85 million.

The gain on the disposal was $15.5 billion, of which $12.5 billion was recognised and reported as a non-operating item in the first quarter. $3.0 billion of the gain was deferred and will be released to the income statement over time.

Largely as a result of the Russia transaction, net debt at the end of the first quarter fell to $17.7 billion, equivalent to a gearing level of 11.9%, in the lower half of BP's 10-20% target range.

In BP's upstream business, underlying production of oil and gas -- adjusted for the impact of divestments and production sharing agreement effects, and excluding TNK-BP and Rosneft -- was over 4% higher than in the previous quarter as production ramped-up from major projects in high-margin areas - Angola and the North Sea. Compared with a year earlier, underlying production was around 2% higher.

Reported production of oil and gas excluding TNK-BP and Rosneft was 2.33 million barrels of oil equivalent a day, around 2% higher than the fourth quarter but 5% lower than the same period in 2012, primarily due to divestments. Following the Rosneft transaction, total oil and gas production for the Group is over three million barrels of oil equivalent per day.

Reported production in the second quarter is expected to be lower as a result of planned seasonal turnaround activity concentrated on higher-margin assets in the Gulf of Mexico and the North Sea, together with the ongoing impact of divestments.

BP's downstream business benefited from a strong contribution from supply and trading operations in the quarter. Good operational performance in the fuels business, with refinery availability over 95%, enabled the benefits of the favourable refining environment to be captured, particularly in the US Mid-West. This was partially offset by the continued planned outage of the largest crude unit at the Whiting refinery as part of the refinery's modernisation project. The full project is expected to come on stream as planned in the second half of this year.

Lubricants continued to deliver strong performance with pre-tax profit slightly ahead of both the prior quarter and the same period a year ago, but petrochemicals margins and volumes remained weak.

BP remains on track for the start-up of four new upstream projects in 2013 and expects to take five final investment decisions during the year. BP expects to drill between 15 and 25 exploration wells by the end of the year, eight of which are currently in progress, including wells in Egypt, India, Jordan, Gulf of Mexico, and Indonesia.

In addition to the sale of BP's interest in TNK-BP, the divestment of the Texas City refinery and related assets was completed in the first quarter.

In Russia, BP and Rosneft are now engaged jointly in a number of workstreams considering key aspects of the integration of TNK-BP and Rosneft. BP is also discussing with Rosneft possible opportunities to work together, contributing BP's expertise and experience either as a shareholder or in projects on a stand-alone basis, both in Russia and potentially internationally.

In the US, the first phase of the MDL2179 civil trial arising from the April 2010 Deepwater Horizon accident ended on 17 April. While the final decision rests with the Court, BP believes the evidence and testimony presented at trial confirms that it was not grossly negligent and that the accident was the result of multiple causes, involving multiple parties. A second phase of the trial, addressing source control issues and the quantity of oil released, is scheduled to start in September. Further information on additional legal proceedings is included in the first quarter results stock exchange announcement dated 30 April 2013.

The total cumulative charge, net of recoveries, for the Gulf of Mexico oil spill at the end of the quarter remained at $42.2 billion. The total amounts that will ultimately be paid by BP in relation to all the obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, as outlined in the BP Annual Report and Form 20-F 2012.

In summary, Bob Dudley said: "These results represent a strong start to 2013 across all of our businesses."

Further information

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Notes:

-   Underlying replacement cost profit is adjusted fo non-operating items and fair value accounting effects.

-   BP's estimate of first-quarter earnings from Rosneft is based on Rosneft and TNK-BP historical financial data, adjusted for oil and gas prices and exchange rates.  BP's estimates of its shares of TNK-BP and Rosneft production in the first quarter are based on available information from Rosneft and TNK-BP, and in the case of natural gas, Rosneft historical information

-    Cautionary Statement:This press release contains certain forward-looking statements with respect to the operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, these include certain statements regarding: the expected quarterly dividend payment; BP's commitment to operating cash flow growth by 2014; BP's intentions to target the net debt ratio in the 10-20% range; BP's intentions in respect of its announced share repurchase programme, including the total value of shares expected to be purchased in connection therewith; BP's intentions in respect of the balance of cash received from the TNK-BP transaction; the expected level of reported production in the second quarter of 2013; the expected timing of the completion of the Whiting refinery modernization project; the prospects for and timing of future Upstream projects including expected Final Investment Decisions and start-
              ups; the expected number of exploration wells to be drilled in 2013; the expected timing of completion of planned and announced divestments; and certain statements regarding the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the actions of regulators and the timing of the receipt of governmental and regulatory approvals; the timing and level of turnaround activity; the timing of bringing new fields onstream; the impact and timing of divestments; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Risk factors" in the BP Annual Report and Form 20-F 2012 as filed with the US Securities and
              Exchange Commission.

-    This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 April, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary